Contact:  Kevin Aandahl
          (314) 923-6268
          Deb Wiethop
          (314) 923-4767

 RightCHOICE Reports that Health Care Service Corporation Seeks
                            Alliance

ST. LOUIS, NOVEMBER 2, 1999 -- RightCHOICE Managed Care, Inc. (NYSE:RIT) reported today that Health Care Service Corporation
(HCSC), which operates the Blue Cross and Blue Shield plans in Illinois and Texas, filed a form 13D with the Securities and Exchange Commission disclosing its purchase of 695,800 shares of Class A common stock of RightCHOICE.

In its filing, HCSC stated that it intends to seek some form of alliance or combination with RightCHOICE and its parent company, Blue Cross and Blue Shield of Missouri. HCSC further stated that it believes that any combination or alliance with the companies may be effected only with the approval of the boards of directors of the companies and applicable regulatory and judicial authorities. RightCHOICE stated that there is no formal offer from HCSC.

While the HCSC purchase represents 18.8 percent of Class A common shares of RightCHOICE, it is 3.7 percent of the total shares outstanding and less than .5 percent of the voting rights. RightCHOICE's Class B shares have 10 votes each compared with one vote for each of its Class A shares. All of the Class B common shares are owned by Blue Cross and Blue Shield of Missouri.

"It has been and continues to be our stated business objective to explore strategic affiliations that could maximize value for our members and shareholders," stated John A. O'Rourke, chairman of the board and chief executive officer of RightCHOICE. "RightCHOICE will be better positioned to consider potential combinations which could maximize shareholder value after the resolution of pending litigation."

The proposed settlement agreement among the companies, the Missouri Attorney General, the Missouri Department of Insurance and consumer groups representing over 1 million Missourians, is intended to resolve outstanding litigation and regulatory issues, create Missouri's largest health care foundation and result in RightCHOICE's reorganization as a fully for-profit Blue Cross and Blue Shield licensee. On October 29, 1999, Circuit Court Judge Thomas Brown III disapproved the settlement agreement.


 "The case remains on appeal in the Missouri Supreme Court, and we are considering all of our legal options," O'Rourke said. "We continue to believe that this settlement agreement is the right thing to do because it is fair, reasonable and in the public interest."

Safe Harbor Statement

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Estimates and other statements set forth herein that are not historical facts are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to: an adverse ruling on the litigation or other judicial action; governmental and regulatory action or legislation; pending litigation; actions by the Blue Cross and Blue Shield Association relating to the license to use the Blue Cross and Blue Shield names, trademarks and service marks; and other risks detailed in the company's Securities and Exchange Commission filings.

Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri. The company's web site addresses are www.ritusa.com and www.abcbs.com.

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